SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MV PORTFOLIOS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

553879107
(CUSIP Number)

August 28, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of 5 Pages)

CUSIP No. 553879107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FROST GAMMA INVESTMENTS TRUST 46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 2,013,787 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,013,787 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,013,787 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99% (2)
12	TYPE OF REPORTING PERSON* OO

(1)
Includes (i) 1,967,369 shares of common stock and (ii) 46,418 shares of common stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”).  The terms of the Series B Preferred Stock include a blocker provision under which the reporting person can only convert the Series B Preferred Stock to a point where it would beneficially own a maximum of 9.99% of the Company’s outstanding shares (the “Blocker”).

(2)	If not for the Blocker, the reporting person would own in excess of 9.99% of the outstanding shares of common stock, based on 20,158,031 shares of common stock outstanding as of October 31, 2014.

CUSIP No. 553879107	Page 4 of 5 Pages

Item 1(a).                      Name of Issuer:

MV Portfolios, Inc. (the “Issuer”)

Item 1(b).                 Address of Issuer's Principal Executive Offices:

10752 Deerwood Park Blvd., S. Waterview II, Suite 100, Jacksonville, FL 32256

Item 2(a).                 Name of Person Filing.

Frost Gamma Investments Trust

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard
Miami, FL 33137

Item 2(c).                 Citizenship.

Organized in the state of Florida in the United States

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).                 CUSIP Number.

553879107

Item 3.Type of Person

Not applicable.

Item 4.                 Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.                 Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [   ]

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

CUSIP No. 553879107	Page 5 of 5 Pages

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.                Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 553879107	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Frost Gamma Investments Trust
Date: November 5, 2014	By:	/s/ Phillip Frost
Phillip Frost, MD, Trustee